UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

40-24B-2

SALES LITERATURE OF REGISTERED
 MANAGEMENT INVESTMENT COMPANY

 Investment Company Act file number 811-3931

 Clipper Fund, Inc.
(Exact name of registrant as specified in charter)

9601 Wilshire Blvd. Suite 800, Beverly Hills, CA 90210
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (800) 776-5033

September 16, 2005

Securities & Exchange Commission
Attention: Filing Desk, Stop 1-4
450 Fifth Street, NW
Washington D.C. 20549-1004

Re: CLIPPER FUND INC. (the Issuer)
FILE NO. 811-3931/Filing under Rule 24 Reg. 270.24b-2
Semi Annual Quarter Report  as of June 30, 2005

Dear Sir or Madam:

Pursuant to Section 24(b) of the Investment Company Act of 1940 and Rule 24b-2 thereunder, enclosed please find the above captioned information. This material is posted on the website of the above named Registrant.

Should you find that additional information is needed, feel free to call at 800/776-5033. Thank you.

Sincerely,
/s/
Leora R. Weiner, Esq.
Chief Compliance Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    CLIPPER
                                    FUND(SM)

                                     [LOGO]

                               SEMI-ANNUAL REPORT
                                 JUNE 30, 2005

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CLIPPER FUND(SM) ---------------------------------------------------------------

Dear Shareholder:

     The summer doldrums arrived early this year:

                 Average Annual Total Return (as of 06/30/05)(1)


                                               Morningstar
                       Clipper     S&P 500     Large Value
                         Fund      Index(2)    Peer Group(3)
                      ---------   ---------   -------------
Second Quarter*           1.2%        1.4%         1.2%
Year-to-Date*            -1.9%       -0.8%         0.4%
1 Year                    4.0%        6.3%         9.6%
5 Years                  11.6%       -2.4%         5.0%
10 Years                 14.0%        9.9%         9.6%
Since Inception**        15.0%       12.8%         ***


*   Not annualized.

**  Inception date: 02/29/84

*** Data not available.

The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Past performance is not indicative of future results. See footnotes on page 7.

--------------------------------------------------------------------------------
THE WORLD'S EASIEST WAY TO GET RICH

THERE IS no easier way to get rich than rolling out of bed in the morning and knowing that the floor you stand on is worth more than it was the night before.
The longer you sleep, the richer you are. Homes are the darlings of the decade, at least the first half of it. Every business magazine warns against the speculative housing bubble, particularly when financed by creative mortgages with low documentation and even less down payment. Responsible mortgage holders, including Fannie Mae and Freddie Mac, generally avoid these creative mortgages.
The warnings


-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

probably are reasonable in the long run, but bubbles are notoriously hard to predict as to when and how they will pop.

     Like a skilled magician who diverts your attention from the real action, the conventional focus on the risk to housing prices may be a distraction to investors. Some investment risks arrive well advertised (Alan Greenspan warned of "irrational exuberance" in 1996; the stock market fell in 2000). Many of the most painful shocks, however, do not come heralded by trumpets. Take the last decade. No one we know predicted the Mexican debt crisis of 1995 or the Russian one three years later. The Ph.D.'s and Nobel laureates of Long Term Capital
Management had an abundance of brainpower but an absence of ability to predict their own downfall until it was underway. Because investing (and life in general) entails future risks that are both unknown and unknowable, a reasonable investor looks for a margin of safety before committing his capital. Currently, the prices of most long-term assets (e.g., stocks, bonds and, of course, real estate) do not offer much margin of safety.

HAMSTER ON A WHEEL

     Most people form their expectation for the future from their experience of the past. That way of thinking, so productive for the natural sciences, can be so misleading for investors. During the strong, double-digit returns of the late
1990s, surveys of investors showed they expected more of the same. That didn't happen, as reflected in the table below:


                    Peak in     June 30,
                      2000        2005      Change
                    -------     --------    ------
  S&P 500(2)         1527        1191        -22%
  Nasdaq(4)          5049        2057        -59%


     Return is not the only thing shrinking. So is the average holding period for stocks. The 8 year holding period in the 1960s reflected the view of long-term equity ownership then; the less than 1 year holding period as this decade began shows a fast turnover attitude now. Investors reasonably may feel like a hamster on a wheel--lots of furious trading activity but little to show for it in terms of profits produced.


CLIPPER FUND(SM) ---------------------------------------------------------------

     Much of the increased trading volume stems from currently popular hedge funds. While generalization is difficult on the roughly 8,000 such funds now existing, one observation may be useful in distinguishing their past returns from their probable future ones. Hedge funds often rely on two classic conditions for their performance: large inefficiencies in the relative pricing of assets and large volatility in those prices. Both conditions prevailed five years ago. Neither condition appears to be present today. Volatility, as measured by the S&P 500 (i.e., yearly high vs. yearly low), is at a 50 year low.

GOING NOWHERE FAST

     Wal-Mart is your first new stock in a long time. It also is a good example of two different ways of viewing a company. Looked at from the perspective of an owner, Wal-Mart has done well. It continues to be a remarkably efficient operator that generates a relentless record of profits today and growth tomorrow. Of particular significance for a cash-generating company, Wal-Mart uses that cash in shareholder-friendly ways that include profitable expansion and stock repurchase.

     Viewed as a stock, Wal-Mart has gone nowhere for years. While the underlying business value has grown, the stock price has not. That is what has made it cheap enough to buy again. Wal-Mart is not as cheap as it was when we first bought the stock in 1995 (it became a substantial position in your portfolio then), but it is a very good company at a price that makes it attractive to a long-term investor.

     Wal-Mart also demonstrates how changing interest rates alter the incentive for investors. The basic discount rate applied to all long-term assets--the yield on long-term treasury bonds--has declined to under 5%. In the mathematics of stock valuation, growth is worth more than it used to be. Wal-Mart is one of the few companies likely to sustain a good long-term growth rate.

     Wal-Mart is a particular example of the general situation facing investors today. There simply are not many cheap stocks, particularly when allowing for reasonable risks such as a decline in today's record high profit margins. There probably will be periods of better opportunity. In that respect we are


-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

basing our expectations for the future on our experience of the past. Neither we nor anyone else can predict when the market will provide us with better opportunities, but we will remain patient until that day arrives.

OF MICE AND MEN

     In the long struggle between mice and men, the rodents are winning. Their victory will create lower costs for most investors and lower income for some humans.

     Trading any commodity, in this case stocks, always was a face-to-face affair. George wanted to buy a stock, Sam wanted to sell it, and they shouted prices at each other until they came to common agreement. The common location where the shouting took place was under a buttonwood tree in lower Manhattan in the late 18th century. Eventually the traders moved their operations indoors to get out of the rain, and then called themselves the New York Stock Exchange.

     For the next two centuries the largely conservative members of the NYSE preached the hard virtues of competitive capitalism to the rest of the country while practicing the soft vices of price-fixing and monopoly in their own business. When their price-fixing power ended in 1975 (the SEC simply told them to stop it), brokers saw normal competition lower their brokerage prices dramatically, in many cases over 90%. Economic theory was proven right;
monopolies overcharge their customers.

     Price-fixing is gone, but monopoly remains in the form of an 80%-plus market share in the trading of listed stocks. There have been regional stock exchanges for decades, but they remain minor competition to the NYSE human traders. The real threat comes from technology. Small orders already are executed electronically without the need for humans to face each other like two boxers in a ring. Electronic communication networks (ECNs) allow trades in larger volumes, and both the NYSE and Nasdaq are merging with ECNs. Algorithmic trading, a recent trend which uses computer-based formulas to execute rapid-fire trades, would not be possible if slow humans were involved in executing those fast trades.

     Like a lobster in a pot that slowly realizes it is being boiled alive, the traditional stock trader has a finite and forlorn future. The loud sound of


CLIPPER FUND(SM) ---------------------------------------------------------------

traders shouting is being replaced by the muted sound of computer mice clicking.
Since a computer mouse can click from anywhere on the planet, there is less need for humans to face each other at a central market place to execute a trade. The
SEC is issuing new regulations whose full impact is not clear yet, but whose consequence is likely to be an electronic link between markets to give investors the best price. As computer mice replace trading men, the likely consequences for investors are trades that are better, faster and cheaper.

     On a housekeeping note, when we started Clipper over twenty years ago, forming the Fund as a California corporation was a logical choice. With the passage of time, what was logical then now warrants new consideration. When you open up a closet door after more than twenty years, there's bound to be some need for spring cleaning. Spring cleaning for Clipper means a recommendation from your Board of Directors to change the Fund's state of incorporation to
Delaware. There will be no change in the way the Fund is managed or tax consequences from this move, only a more efficient and cost-effective operating environment. We would appreciate your careful consideration of the proxy you will receive shortly.

     Lastly, we would like to bid farewell to our colleague and friend, Doug
Grey. After 19 years with Pacific Financial Research, Inc., Doug has decided to pursue new opportunities. We wish Doug much success.

Sincerely,
Your Portfolio Management Team

/s/ JAMES H. GIPSON

James H. Gipson
Chairman & President

Michael C. Sandler
Bruce G. Veaco
Nugroho "Dede" Soeharto
Peter J. Quinn
Kelly M. Sueoka

July 29, 2005


-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

                             PERFORMANCE DISCLOSURE

1    The performance presented for Clipper Fund, Inc. (the "Fund") on page 3 assumes reinvestment of dividends and capital gains distributions but does not reflect the deduction of taxes that a shareholder would pay on such distributions or on the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. To obtain current month end performance call 1-800-776-5033. Average annual total return measures annualized change while total return measures aggregate change.

2    The S&P 500 Index is an unmanaged, capitalization-weighted index of the common stocks of 500 major US corporations. The S&P 500 Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees and expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 Index is fully invested.
     You cannot invest directly in an index.

3    The Morningstar Large Value Peer Group comprises those actively managed large value mutual funds monitored by Morningstar. The Peer Group is unmanaged and as of June 30, 2005, included 1,186 mutual funds. Peer Group returns reflect deductions for fees and expenses, but not for taxes.

4    The Nasdaq Composite Index is an unmanaged market weighted index that measures all Nasdaq domestic and non-U.S. based common stocks listed on the
     Nasdaq Stock Market. The Nasdaq Composite Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees and expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the Nasdaq Composite Index is fully invested.
     You cannot invest directly in an index.

This material is submitted for the general information of the Fund's shareholders. The report is not authorized for distribution to prospective investors unless accompanied by a current prospectus. The prospectus contains important information about the Fund, including the Fund's investment objectives, risks, management fees, and other expenses. You can obtain a prospectus by calling 1-800-776-5033 or by visiting the Fund's website at
www.clipperfund.com.

The discussion of Fund investments represents the views of the Fund's managers at the time of this report and are subject to change without notice. References to individual securities are for informational purposes only and should not be construed as recommendations to purchase or sell individual securities. While the Fund's managers believe that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods.

Because the Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's returns more volatile than a more diversified fund.


CLIPPER FUND(SM) ---------------------------------------------------------------

                      FORWARD LOOKING STATEMENT DISCLOSURE

As mutual fund managers, one of our responsibilities is to communicate with shareholders in an open and direct manner. In so far as some of our opinions and comments in our letters to shareholders are based on current management expectations, they are considered "forward-looking statements" which may or may not be accurate over the long term. While we believe we have a reasonable basis for our comments and we have confidence in our opinions, actual results may differ materially from those we anticipate. You can identify forward-looking statements by words such as "believe," "expect," "may," "anticipate," and other similar expressions when discussing prospects for particular portfolio holdings and/or the markets, generally. We cannot, however, assure future results and disclaim any obligation to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, information provided in this report should not be construed as a recommendation to purchase or sell any particular security.


-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

                              INVESTMENT PORTFOLIO
                                  June 30, 2005
                                   (Unaudited)

COMMON STOCKS


                                                                Market
    Shares                                                      Value            %
-------------                                               -------------      -----
              Consumer Discretionary
               Media
  8,826,000     Interpublic Group of Companies, Inc.*....  $  107,500,680       1.6%
  3,706,000     Time Warner Inc.* .......................      61,927,260       0.9%
                                                           --------------      ----
              Total Consumer Discretionary ..............     169,427,940       2.5%
                                                           --------------      ----
              Consumer Staples
               Beverages
  3,429,700     The Coca-Cola Company ...................     143,189,975       2.2%
                                                           --------------      ----
               Food Products
  4,223,700     Kraft Foods Inc. ........................     134,355,897       2.0%
                                                           --------------      ----
               Food & Staples Retailing
  8,750,400     The Kroger Co.* .........................     166,520,112       2.5%
  6,118,000     Safeway Inc. ............................     138,205,620       2.1%
  2,814,100     Wal-Mart Stores Inc. ....................     135,639,620       2.0%
                                                           --------------      ----
                                                              440,365,352       6.6%
                                                           --------------      ----
               Tobacco
  4,225,400     Altria Group Inc. .......................     273,214,364       4.1%
                                                           --------------      ----
              Total Consumer Staples ....................     991,125,588      14.9%
                                                           --------------      ----
              Energy
               Oil, Gas & Consumable Fuels
 17,974,800     El Paso Corporation .....................     207,069,696       3.1%
                                                           --------------      ----
              Total Energy ..............................     207,069,696       3.1%
                                                           --------------      ----
              Financials
               Capital Markets
  2,784,400     Merrill Lynch & Co., Inc. ...............     153,169,844       2.3%
                                                           --------------      ----
               Consumer Finance
  7,075,200     American Express Company ................     376,612,896       5.7%
                                                           --------------      ----
               Thrifts & Mortgage Finance
  9,492,700     Freddie Mac .............................     619,208,821       9.3%
  4,760,700     Fannie Mae ..............................     278,024,880       4.2%
                                                           --------------      ----
                                                              897,233,701      13.5%
                                                           --------------      ----
-----------------
* Non-income producing securities.

  See notes to financial statements.



CLIPPER FUND(SM) ---------------------------------------------------------------


                                                              Market
    Shares                                                     Value           %
-------------                                             --------------     -----
               Insurance
 13,479,000     Marsh & McLennan Companies Inc. ........  $  373,368,300      5.6%
  2,774,160     Old Republic International Corporation        70,158,506      1.0%
                                                          --------------     ----
                                                             443,526,806      6.6%
                                                          --------------     ----
              Total Financials .........................   1,870,543,247     28.1%
                                                          --------------     ----
              Health Care
               Health Care Providers & Services
 19,189,400     Tenet Healthcare Corporation* ..........     234,878,256      3.5%
  2,336,600     HCA Inc. ...............................     132,415,122      2.0%
                                                          --------------     ----
                                                             367,293,378      5.5%
                                                          --------------     ----
               Pharmaceuticals
 14,170,300     Pfizer Inc. ............................     390,816,874      5.9%
  3,002,800     Wyeth ..................................     133,624,600      2.0%
  1,552,300     Johnson & Johnson ......................     100,899,500      1.5%
                                                          --------------     ----
                                                             625,340,974      9.4%
                                                          --------------     ----
              Total Health Care ........................     992,634,352     14.9%
                                                          --------------     ----
              Industrials
               Commercial Services & Supplies
  2,120,000     Pitney Bowes Inc. ......................      92,326,000      1.4%
                                                          --------------     ----
               Industrial Conglomerates
  8,054,300     Tyco International Ltd. ................     235,185,560      3.5%
                                                          --------------     ----
              Total Industrials ........................     327,511,560      4.9%
                                                          --------------     ----
              Information Technology
               IT Services
 15,755,700     Electronic Data Systems ................     303,297,225      4.6%
                                                          --------------     ----
              Total Information Technology .............     303,297,225      4.6%
                                                          --------------     ----
              TOTAL COMMON STOCK
               (Cost $4,397,550,319) ..................   4,861,609,608     73.0%
                                                          --------------     ----


-----------------

* Non-income producing securities.

  See notes to financial statements.

                                       10

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

SHORT TERM INVESTMENTS


                                                                     Market
  Par Value                                                          Value             %
-------------                                                   --------------       -----
              US Treasury Bill
$856,235,000  (0.00%, 11/25/05) ..............................  $  845,252,074       12.7%

              US Treasury Bill
 306,826,000  (0.00%, 08/18/05) ..............................     305,627,231        4.6%

              US Treasury Bill
 227,704,000  (0.00%, 10/20/05) ..............................     225,519,180        3.4%

              US Treasury Bill
 217,632,000  (0.00%, 07/28/05) ..............................     217,161,044        3.2%

              US Treasury Bill
  98,898,000  (0.00%, 10/13/05) ..............................      98,016,522        1.5%

              State Street Bank & Trust Company
               Repurchase Agreements (Notes 1 and 2)
 101,148,000  (2.50%, dated 06/30/05, due 07/01/05) ..........     101,148,000        1.5%
                                                                --------------      -----
              TOTAL SHORT TERM
               INVESTMENTS
               (Cost $1,793,207,815) .........................   1,792,724,051       26.9%
                                                                --------------      -----
Total Investment Portfolio (Cost $6,190,758,134) ...........     6,654,333,659       99.9%

Cash and Receivables less Liabilities ......................         3,495,472        0.1%
                                                                --------------      -----
TOTAL NET ASSETS ...........................................    $6,657,829,131      100.0%
                                                                ==============      =====


-----------------

* Non-income producing securities.

  See notes to financial statements.

                                       11

CLIPPER FUND(SM) ---------------------------------------------------------------

                       STATEMENT OF ASSETS AND LIABILITIES
                                  June 30, 2005
                                   (Unaudited)


Assets:
  Investment Portfolio:
    Investment securities, at market value
     (identified cost: $6,190,758,134) ..........................   $6,654,333,659
  Cash ..........................................................              740
                                                                    --------------
                                                                     6,654,334,399
                                                                    --------------
  Receivable for:
    Investments sold ............................................       32,202,101
    Dividends and interest ......................................        7,613,181
    Fund shares sold ............................................        4,118,655
    Directed commission recapture (Note 6) ......................           13,936
  Prepaid expenses ..............................................           24,417
                                                                    --------------
                                                                        43,972,290
                                                                    --------------
                                                                     6,698,306,689
                                                                    --------------
Liabilities:
  Payable for:
    Fund shares repurchased .....................................       32,743,119
    Accrued expenses (including $5,550,351 due adviser) .........        7,734,029
    Taxes payable ...............................................              410
                                                                    --------------
                                                                        40,477,558
                                                                    --------------
Net Assets: (equivalent to $87.98 per share on 75,672,265 shares of Capital stock outstanding--200,000,000
  shares authorized) ............................................   $6,657,829,131
                                                                    ==============
Components of Net Assets:
  Paid-in Capital ...............................................   $6,005,292,823
  Undistributed appreciation of investments (Note 4) ............      463,575,525
  Realized gains (Note 4) .......................................      159,959,467
  Undistributed net investment income ...........................       29,001,316
                                                                    --------------
  Net assets at June 30, 2005 ...................................   $6,657,829,131
                                                                    ==============


-----------------
See notes to financial statements.

                                       12

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

                             STATEMENT OF OPERATIONS
                         Six Months Ended June 30, 2005
                                   (Unaudited)


Investment Income:
  Dividends ..............................................................     $  43,846,804
  Interest ...............................................................        22,741,463
                                                                               -------------
    Total Investment Income ..............................................        66,588,267
Expenses:
  Management fee (Note 5) .................................  $33,870,456
  Transfer agent ..........................................    2,905,240
  Shareholder reports .....................................      851,705
  Custodian and accounting ................................      371,021
  Insurance ...............................................      134,198
  Legal ...................................................      101,074
  Administration fees .....................................       86,612
  Registration fees .......................................       83,684
  Auditing ................................................       15,827
  Investment Company Institute dues .......................       15,644
  Directors' fees (Note 5) ................................       15,000
  Taxes ...................................................          400
  Miscellaneous ...........................................        2,161
                                                             -----------
    Total Gross Expenses ..................................   38,453,022
Reduction of Expenses (Note 6) ............................     (155,424)
                                                             -----------
  Total Net Expenses .....................................................        38,297,598
                                                                               -------------
                 Net Investment Income ...................................        28,290,669
                                                                               -------------
Net Realized and Unrealized Gain/(Loss) on Investments:
    Net realized gain on investments (Notes 3 and 4) .....................       159,959,467
    Net decrease in unrealized appreciation of investments ...............      (327,701,833)
                                                                               -------------
    Net Realized and Unrealized Loss on Investments ......................      (167,742,366)
                                                                               -------------
Net Change in Net Assets Resulting from Operations .......................     $(139,451,697)
                                                                               =============


-----------------
See notes to financial statements.

                                       13

CLIPPER FUND(SM) ---------------------------------------------------------------

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                            Six Months
                                                              Ended           Year Ended
                                                          June 30, 2005      December 31,
                                                           (Unaudited)           2004
                                                         --------------     --------------
Change in Net Assets:
  Operations:
    Net investment income ...........................    $   28,290,669     $   45,241,100
    Net realized gain on investments
     (Notes 3 and 4) ................................       159,959,467        219,274,661
    Net unrealized appreciation/(depreciation)
     of investments .................................      (327,701,833)       134,427,864
                                                         --------------     --------------
    Net increase/(decrease) in net assets
     resulting from operations ......................      (139,451,697)       398,943,625
                                                         --------------     --------------
  Distributions to shareholders from:
    Net investment income ...........................                --        (44,530,454)
    Net realized gain on investments ................                --       (219,274,661)
                                                         --------------     --------------
    Decrease in net assets resulting
     from distributions .............................                --       (263,805,115)
                                                         --------------     --------------
  Capital Stock Transactions:
    Proceeds from Capital Stock sold
     (5,650,174 and 17,562,184 shares,
     respectively) ..................................       494,826,744      1,528,270,835
    Proceeds from Capital Stock purchased by
     reinvestment of dividends and
     distributions (0 and 2,883,614
     shares, respectively) ..........................                --        252,954,787
    Cost of Capital Stock redeemed
     (10,352,197 and 19,233,077
     shares, respectively) ..........................      (905,676,188)    (1,671,721,090)
                                                         --------------     --------------
    Increase/(decrease) in net assets resulted
     from Capital Stock transactions ................      (410,849,444)       109,504,532
                                                         --------------     --------------
    Total increase/(decrease) in net assets .........      (550,301,141)       244,643,042
  Net Assets:
    Beginning of period (includes $710,646
     and $0 of undistributed net investment
     income, respectively) ..........................     7,208,130,272      6,963,487,230
                                                         --------------     --------------
    End of period (includes $29,001,316 and
     $710,646 of undistributed net investment
     income, respectively) ..........................    $6,657,829,131     $7,208,130,272
                                                         ==============     ==============


-----------------
See notes to financial statements.

                                       14

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

                             FINANCIAL HIGHLIGHTS


                               Six Months
                                  Ended                          Year Ended December 31,
                              June 30, 2005    -------------------------------------------------------
                               (Unaudited)       2004        2003        2002        2001        2000
                              -------------    -------     -------     -------     -------     -------
Per Share Data:
Net asset value, beginning of
  period .....................   $ 89.68       $ 87.97     $ 75.73     $ 83.53     $ 79.25     $ 65.28
                                 -------       -------     -------     -------     -------     -------
Income/(loss) from operations:
  Net investment income ......      0.37          0.58        0.72        1.05        1.08        1.83
  Net realized and unrealized
   gain/(loss) on investments      (2.07)         4.51       13.87       (5.65)       7.03       22.40
                                 -------       -------     -------     -------     -------     -------
Total Income/(loss) from
  operations .................     (1.70)         5.09       14.59       (4.60)       8.11       24.23
Less distributions:
  Dividends from net
   investment income .........        --         (0.57)      (0.73)      (1.05)      (1.08)      (1.86)
  Distributions of return
   of capital ................        --            --          --          --          --       (0.02)
  Distributions from net
   realized gain on
   investments ...............        --         (2.81)      (1.62)      (2.15)      (2.75)      (8.38)
                                 -------       -------     -------     -------     -------     -------
Net asset value, end of period   $ 87.98       $ 89.68     $ 87.97     $ 75.73     $ 83.53     $ 79.25
                                 -------       -------     -------     -------     -------     -------
Total return .................      (1.9%)*        5.9%       19.3%       (5.5%)      10.3%       37.4%
Ratios and Supplemental Data:
Net assets ($000,000's), end
  of period ..................   $ 6,658       $ 7,208     $ 6,963     $ 5,002     $ 2,685     $ 1,366
Ratio of expenses to average
  net assets: (Note 6)
  Gross of expense reduction .      1.14%**       1.12%       1.13%       1.12%       1.12%       1.11%
  Net of expense reduction ...      1.13%**       1.12%       1.12%       1.07%       1.08%       1.09%
Ratio of net investment
  income to average
  net assets .................      0.84%**       0.65%       0.98%       1.60%       1.72%       2.88%
Portfolio turnover rate ......         5%*          16%         25%         48%         23%         46%
Number of shares outstanding
  at end of period (000's) ...    75,672        80,374      79,162      66,050      32,144      17,241


-----------------
*  Not annualized.

** Annualized.

See notes to financial statements.

                                       15

CLIPPER FUND(SM) ---------------------------------------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2005

NOTE 1 -- Clipper Fund, Inc. (the "Fund") is registered under the Investment
Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified open-end management investment company. The Fund's investment objective is long-term capital growth and capital preservation achieved primarily by investing in equity securities that are considered by Pacific
Financial Research, Inc. (the "Adviser") to have long-term capital appreciation potential. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America:

     (a)  Security valuation -- Investments in securities traded on a national securities exchange are valued at the last sale price on such exchange on the business day as of which such value is being determined.
          Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. If no bid price is quoted on such day, then the security is valued by such method as the Board of Directors of the
          Fund shall determine in good faith to reflect its fair value.
          Discounts and premiums are accreted and amortized over the life of the respective securities. Short term investments are stated at amortized cost, which approximates current market value. Securities for which market quotations are not readily available are valued at fair value as determined in good faith based upon guidelines established by the
          Board of Directors.

     (b)  Security transactions and related investment income -- Security transactions are recorded by the Fund as of the date the trades are executed with brokers. Realized gains and losses from security transactions are determined based on the specific identified cost of the securities. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis. Market discounts, premiums, and original issue discounts on fixed income securities are amortized daily over the expected life of the security.

     (c)  Repurchase agreements -- In connection with transactions in repurchase agreements, it is the Fund's policy that its custodian take possession of the underlying collateral securities, and to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

     (d)  Dividends and distributions to shareholders -- Dividends and distributions to shareholders are recorded on the ex-dividend date.

                                       16

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT

     (e)  Federal income taxes -- The Fund intends to comply with the requirements of the Internal Revenue Code, as amended, applicable to regulated investments companies and to distribute all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

     (f)  Use of estimates -- The preparation of the financial statements in conformity with accounting principles generally accepted in the United
          States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates.

     (g)  Guarantees -- In the normal course of business the Fund enters into contracts that contain a variety of representations which provide general indemnifications. The Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, the Fund expects the risk of loss to be remote.

NOTE 2 -- As of June 30, 2005, the Fund held State Street Bank and Trust Company
("State Street") repurchase agreements, collateralized by U.S. Government Agency
Notes due February 15 and May 15, 2008. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. At June 30, 2005, the market value amounted to $103,171,370.

NOTE 3 -- Purchases and sales of investment securities (excluding short term securities and U.S. Government Obligations) for the six months ended June 30,
2005, were $249,517,609 and $930,222,232, respectively. The cost of securities held is the same for Federal income tax and financial reporting purposes.
Realized gains or losses are based on the specific identification method.

NOTE 4 -- During the six months ended June 30, 2005, the Fund realized net capital gains of $159,959,467 from transactions for Federal income tax and financial reporting purposes. As of June 30, 2005, unrealized net appreciation of investments for tax and financial reporting purposes aggregated $463,575,525, of which $800,768,513 related to appreciated securities and $337,192,988 related to depreciated securities.

NOTE 5 -- The Adviser's management fee is equal to 1% per annum of the Fund's average daily net asset value. The management fee is accrued daily in computing the net asset value per share.

Each Fund Director who is not affiliated with the Adviser and does not otherwise meet the definition of "interested person" under section 2(a)(19) of the
Investment Company Act ("Independent Directors") is compensated by the Fund at the rate of $2,500 per quarter.

NOTE 6 -- During the six months ended June 30, 2005, the Fund directed portfolio transactions totaling $165,903,394 to certain brokers which had agreed to credit portions of their commissions to offset Fund operating expenses. The brokerage commissions in connection with those transactions totaled $209,908, of which
$155,424 was used to reduce certain Fund operating expenses.

                                       17

CLIPPER FUND(SM) ---------------------------------------------------------------
                                                                     (Unaudited)

                          Portfolio Holdings by Sector


Sector                                           Fund       S&P 500
------                                         --------     --------
Financials ...............................       28.1%        20.3%
Health care ..............................       14.9%        13.4%
Consumer staples .........................       14.9%        10.1%
Industrials ..............................        4.9%        11.2%
Information technology ...................        4.6%        15.1%
Energy ...................................        3.1%         8.8%
Consumer discretionary ...................        2.5%        11.4%
Utilities ................................         --          3.5%
Telecommunications services ..............         --          3.2%
Materials ................................         --          3.0%
                                                -----        -----
  Sub-Total ..............................       73.0%       100.0%
Cash and short-term investments ..........       27.0%
                                                -----        -----
  Total ..................................      100.0%       100.0%
                                                =====        =====


This table depicts the Fund's portfolio holdings, as of June 30, 2005, by sectors (as defined by the Global Industry Classification Standard -- "GICS")
and as compared to the same sectors of the S&P 500 Index. The S&P 500 Index is an unmanaged, capitalization-weighted index of the common stocks of 500 major
U.S. corporations.

                  Change in Value of $10,000 Initial Investment
  Data presented from Fund Inception (February 29, 1984) through June 30, 2005

       [DATA BELOW IS REPRESENTED BY A LINE CHART IN THE ORIGINAL REPORT]


                 Clipper Fund       S&P 500
02/29/84            10,000           10,000
                    10,172           10,173
                    10,300            9,912
                    11,536           10,873
12/31/84            12,128           11,077
                    13,014           12,094
                    14,002           12,981
                    13,682           12,450
12/31/85            15,330           14,591
                    17,971           16,649
                    17,945           17,631
                    17,598           16,401
12/31/86            18,208           17,315
                    20,417           21,012
                    20,358           22,067
                    20,303           23,522
12/31/87            18,781           18,224
                    20,478           19,261
                    21,429           20,545
                    22,458           20,614
12/31/88            22,458           21,251
                    24,059           22,757
                    26,552           24,766
                    28,397           27,419
12/31/89            27,373           27,984
                    25,332           27,142
                    26,794           28,850
                    22,604           24,884
12/31/90            25,294           27,115
                    28,521           31,054
                    28,391           30,983
                    30,249           32,640
12/31/91            33,413           35,377
                    32,990           34,483
                    34,462           35,138
                    35,970           36,247
12/31/92            38,701           38,071
                    40,319           39,734
                    40,169           39,927
                    40,760           40,959
12/31/93            43,009           41,909
                    40,964           40,319
                    41,064           40,489
                    41,942           42,468
12/31/94            41,953           42,461
                    46,996           46,596
                    52,987           51,044
                    56,956           55,101
12/31/95            60,914           58,418
                    64,114           61,554
                    67,493           64,316
                    68,928           66,304
12/31/96            72,750           71,831
                    75,130           73,757
                    85,788           86,633
                    89,603           93,122
12/31/97            94,697           95,792
                   101,438          109,154
                   102,276          112,758
                   100,491          101,541
12/31/98           112,876          123,166
                   109,101          129,302
                   117,141          138,417
                   112,086          129,773
12/31/99           110,589          149,083
                   107,236          152,503
                   113,182          148,450
                   131,512          147,013
12/31/00           151,951          135,511
                   153,524          119,446
                   158,183          126,437
                   154,175          107,879
12/31/01           167,546          119,406
                   177,093          119,736
                   166,101          103,694
                   145,604           85,780
12/31/02           158,307           93,012
                   142,211           90,082
                   166,836          103,957
                   172,898          106,708
12/31/03           188,804          119,700
                   183,589          121,728
                   188,568          123,821
                   184,212          121,499
12/31/04           199,880          132,718
                   193,773          129,859
12/31/05           196,089          131,627


                                       18

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT
                                                                     (Unaudited)

                       UNDERSTANDING YOUR FUND'S EXPENSES

Shareholder Expense Example
As a shareholder of the Fund, you incur ongoing costs including management fees, shareholder services fees and the other Fund expenses. The examples below are intended to help you understand your ongoing costs of investing in the Fund and help you compare these with the ongoing costs of investing in other mutual funds.

Actual Expenses
The first line in the table shows the actual account values and actual Fund expenses you would have paid on a $1,000 investment in the Fund from January 1,
2005 through June 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual Fund returns and expenses. To estimate the expenses you paid over the period, simply divide your account by
$1,000 (for example $8,600 account value divided by $1,000 = 8.6) and multiply the result by the number in the Expenses Paid During Period column as shown below for the Fund.

Hypothetical Example for Comparison Purposes
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. Thus, you should not use the hypothetical account values and expenses to estimate the actual ending account balance or your expenses for the period. Rather, these figures are provided to enable you to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

                                       19

CLIPPER FUND(SM) ---------------------------------------------------------------
                                                                     (Unaudited)

Please note that the expenses shown in the table are meant to highlight your ongoing costs and do not reflect sales loads, of which the Fund has none.
Therefore, the second line of the table is useful in comparing ongoing costs of the Fund with similar cost of different funds.


                        Beginning         Ending      Expenses Paid
                      Account Value   Account Value   During Period*
                         12/31/04        6/30/05      1/1/05-6/30/05
                      -------------   -------------   --------------
Actual                 $ 1,000.00      $   981.00        $ 5.55
Hypothetical
  (5% return
  before expenses)     $ 1,000.00      $ 1,019.19        $ 5.66


*    Expenses are equal to the Fund's annualized expense ratio of 1.13%
     multiplied by the average account value over the period, multiplied by
     181/365 (to reflect the one-half year period)

                    QUARTERLY PORTFOLIO HOLDINGS DISCLOSURE

The Fund files its complete schedule of investments with the Securities and
Exchange Commission ("SEC") for the first and third quarters of each fiscal year, commencing with the quarter ended March 31, on Form N-Q. The Fund's Form
N-Q is available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. (Call
1-800-SEC-0330 for information on the operation of the Public Reference Room.)
The same information is also available on the Fund's website at
www.clipperfund.com as of the second business day following the 15th calendar day after quarter-end.

                                 PROXY VOTING

A description of the policies and procedures that the Fund's Adviser uses to vote proxies related to the Fund's portfolio securities is available upon request, free of charge, by contacting the Fund at 800-776-5033 or on the Fund's website at www.clipperfund.com and on the SEC's website at www.sec.gov.

                                       20

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT
                                                                     (Unaudited)

The Fund's Proxy Voting record is available on the Fund's website at
www.clipperfund.com and the SEC's website at www.sec.gov no later than August 31 for the prior 12 months ending June 30.

        BOARD DELIBERATIONS REGARDING APPROVAL OF THE ADVISORY AGREEMENT

General Background. The Board of Directors has approved renewal of the Fund's
Advisory Agreement with Pacific Financial Research, Inc. ("PFR" or the
"Adviser") for an additional one-year term through March 31, 2006. Board approval was confirmed by the separate vote of the Independent Directors.

During the course of each year, the Directors receive a wide variety of materials relating to the services provided by the Adviser, including reports on the Fund's investment results, portfolio composition, portfolio trading practices, and shareholder services. In determining whether to renew the
Advisory Agreement, the Board also reviewed additional information provided by
PFR in accordance with section 15(c) of the Investment Company Act of 1940, as amended. At its March 31, and May 5, 2005 meetings, the Board considered a number of factors in approving renewal of the Advisory Agreement, including the nature, extent and quality of services furnished by PFR to the Fund; the investment performance of the Fund compared to relevant market indexes and the performance of peer groups of investment companies pursuing broadly similar strategies; the advisory fees and other expenses paid by the Fund compared to those of similar funds managed by other investment advisers; and the profitability, economies of scale and ancillary benefits to PFR of its investment advisory relationship with the Fund.

The information below summarizes the Board's considerations in connection with its renewal of the Advisory Agreement. In deciding to renew the Advisory
Agreement, the Board did not identify a single factor as controlling and this summary does not describe all of the matters considered. However, the Board concluded that each of the various factors referred

                                       21

CLIPPER FUND(SM) ---------------------------------------------------------------
                                                                     (Unaudited)

to below favored such renewal. In considering these matters, the Directors were advised with respect to relevant legal standards by counsel to the Fund. The
Independent Directors discussed the approval of the Advisory Agreement with management and in a private session with counsel at which no employees of PFR other than the Fund's Chief Compliance Officer (who also serves as the Adviser's
Chief Compliance Officer and Corporate Counsel) were present.

Quality of Services. In reviewing the quality of services provided to the Fund, the Directors reviewed the performance of the Fund compared with the returns of the S&P 500 Index (the "S&P") and the Russell 1000 Value Index (the "Russell
1000"); the average returns of all funds in the large cap value funds category of Morningstar Associates, LLC (the "Morningstar Universe"); and the average and median returns of all funds in the multi-cap value funds category of Lipper Inc.
(the "Lipper Performance Universe"), a group of multi-cap value funds considered to be comparable to the Fund by Lipper Inc. (the "Lipper Performance Group"),
and a group of funds considered by PFR to be most similar to the Fund based on their long-term capital appreciation goals, the concentrated nature of their investment portfolios, their consideration of risk in constructing such portfolios, and their classification as "value" funds or historical purchasers of equity securities similar to those in which the Fund has invested (the
"Focused Peer Group"). The funds comprising the Morningstar Universe, the Lipper
Performance Universe and the Lipper Performance Group had been selected by
Morningstar Associates, LLC or Lipper Inc., as applicable, with no input from
PFR.

The Directors observed that the Fund's return for 2004 was less than the returns of these Indexes and the average returns of these universes and peer groups.
However, the Directors noted that value managers who adhere to a contrarian approach often experience such periods of underperformance, that PFR and the
Fund had consistently emphasized the long-term nature of an investment in the
Fund in part because of the acknowledged risk of such periods, and that such risks were fully

                                       22

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT
                                                                     (Unaudited)

disclosed in the Fund's prospectus. In that regard, the Directors noted that the
Fund's average annual total returns exceeded these average and Index returns for longer periods. The Fund's returns for the three-, five- and ten-year periods ended December 31, 2004, were greater than the returns of the S&P and the average returns of the Morningstar Universe over the same periods; its returns for the four- and five-year periods ended on December 31, 2004, were greater than the returns of both the Russell 1000 Value Index and the average returns of the Focused Peer Group; and its returns for the five- and ten-year periods ended on the same date were greater than the average returns of the Lipper Performance
Group and the Lipper Performance Universe. In addition, the Independent
Directors noted that the Fund's risk-adjusted returns over the five- and ten-year periods were substantially above the average for the Focused Peer Group and the Morningstar Universe as measured by their respective "Sharpe ratios."

Advisory Fees and Total Expenses. In reviewing the advisory fees borne by the
Fund, the Directors reviewed information regarding the advisory fees of funds included in the Focused Peer Group, a group of multi-cap value funds and multi-cap core funds considered to be comparable to the Fund by Lipper Inc. (the
"Lipper Expense Group"), and all funds in the retail no-load multi-cap value and multi-cap core funds categories of Lipper Inc. (the "Lipper Expense Universe").
They noted that although the Fund's advisory fees were greater than the average fees of the Focused Peer Group and the median fees of the Lipper Expense Group and Universe, the Fund's fees were below or substantially the same as one-third of the other funds in both the Focused Peer Group and the Lipper Expense Group.

The Directors further noted that although the fees charged by PFR to the Fund are greater than the standard fees charged by PFR to its separate account clients and other registered investment companies for which it serves as sub-adviser, the services provided by PFR to the Fund are much more extensive than those provided under PFR's advisory agreements for

                                       23

CLIPPER FUND(SM) ---------------------------------------------------------------
                                                                     (Unaudited)

sub-advised and separate account clients. The Directors also considered that in addition to investment advisory services PFR provides various compliance services to the Fund and services to the Fund's shareholders which it does not provide to the investment companies it sub-advises and which are not required by its separate account clients. In addition, they observed that as PFR has not accepted any new institutional separate account clients since January 1, 2003, any new institutional investor wishing to invest with PFR must do so by purchasing shares of the Fund and paying the Fund's advisory fee rate. Finally, they noted that from the inception of the Fund in 1984 until the recent retention of State Street Bank and Trust Company in December 2004, PFR had
voluntarily absorbed all administrative expenses of the Fund.

In reviewing the total expenses borne by the Fund, the Directors noted that the
Fund's total expenses were higher than the average expenses of the Focused Peer
Group and slightly higher than the median expenses of the Lipper Expense Group.
However, the Directors also noted that the Fund's total expenses were at the expense-weighted average for the Focused Peer Group and the median for the
Lipper Expense Universe.

Profitability and Economies of Scale. The Directors considered information prepared by PFR with respect to the profitability of its relationship to the
Fund during the past five years, the extent to which economies of scale are realized by PFR in managing the Fund, and whether the Fund should implement advisory fee breakpoints to reflect any such economies of scale. In considering this information, the Directors noted that while the Adviser may realize economies of scale, there is no uniform methodology for measuring those economies or establishing breakpoints in mutual fund fees.

In reviewing PFR's profitability, the Directors noted that the Fund's overall expense ratio, excluding omnibus account fees and recaptured commissions, has declined since 1998, in part as a result of PFR's payment of certain expenses of the Fund. They considered that omnibus

                                       24

-------------------------------------------------------  2005 SEMI-ANNUAL REPORT
                                                                     (Unaudited)

account expenses have been the fastest growing expense category of the Fund, and that PFR reimburses the Fund when fees charged by any omnibus account exceed 15 basis points of the relevant assets under management or (if less) the fees the
Fund's transfer agent would have charged if shares owned by third-party intermediaries were directly registered on the books of the transfer agent in the names of beneficial owners and were serviced solely by the Fund's transfer agent. They noted that as a result of the increase in the number of shareholder accounts held through omnibus arrangements (from under 10,000 in 1998 to over
200,000 in 2004), fees reimbursed by PFR to the Fund with respect to omnibus account arrangements have risen sharply from zero in 1998 to over $4,000,000 in
2004. The Directors also considered that significant increases in Fund compliance expenses, including additional management time, the employment of new personnel, and the implementation of new systems required to comply with new SEC regulations, have largely been absorbed by PFR.

In reviewing whether the Fund should implement fee breakpoints, the Directors noted that the majority of the funds in the combined Focused Peer Group (the group of funds considered by PFR to be most similar to the Fund) and in the
Lipper Expense Group (a group of multi-cap value funds and multi-cap core funds considered to be most comparable to the Fund by Lipper Inc.) had not implemented advisory fee breakpoints, although a number of the funds in the Lipper Expense
Group had done so. The Directors considered that PFR has added significant value to the shareholders of the Fund over the long term, noting that the Fund has significantly outperformed its peer groups and the market over 10 years, 15 years and longer. They also considered that PFR's ability to add value to the
Fund's shareholders was in part attributable to the unusually stable composition of PFR's portfolio management team, who on average have been with PFR for over
18 years, which in turn was made possible by an adequate level of profitability.
In addition, the Directors noted that the Fund has always clearly stated in its prospectus its advisory fees and other expenses, and that the Fund's shareholders had ready access

                                       25

CLIPPER FUND(SM) ---------------------------------------------------------------
                                                                     (Unaudited)

to other funds with different fees and expenses if they were dissatisfied with those of the Fund.

Ancillary Benefits and Other Factors. The Directors also considered that PFR and its affiliates receive no benefits other than investment advisory fees as a result of PFR's relationship with the Fund, except the intangible benefits of the favorable publicity arising in connection with the Fund's performance. In reviewing PFR's portfolio trading and soft dollar practices, the Directors noted
that the Fund's brokerage commissions as a percentage of the Fund's average net assets were the lowest in the Lipper Expense Group. The Directors also considered the depth and quality of PFR's research capabilities and its key personnel; the overall financial strength and stability of its organization; the experience, capability and integrity of its senior management; and its commitment with regard to compliance with applicable laws and regulations.

Conclusions. Based on their review, including their consideration of each of the factors referred to above, the Board and the Independent Directors concluded that the Advisory Agreement continues to be fair and reasonable to the Fund and its shareholders, that the Fund's shareholders have received reasonable value in return for the advisory fees paid to PFR by the Fund, and that renewal of the
Advisory Agreement was in the best interests of the Fund and its shareholders.

                                       26

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CLIPPER FUND(SM)
9601 Wilshire Boulevard, Suite 800
Beverly Hills, California 90210
Telephone (800) 776-5033
Shareholder Services
& Audio Response (800) 432-2504
Internet: www.clipperfund.com

INVESTMENT ADVISER
Pacific Financial Research, Inc.
Internet: www.pfr.biz

DIRECTORS
James H. Gipson
F. Otis Booth, Jr.
Professor Lawrence P. McNamee
Norman B. Williamson

TRANSFER & DIVIDEND PAYING AGENT
Boston Financial Data Services
Post Office Box 219152
Kansas City, Missouri 64121-9152
(800) 432-2504

Overnight Address
330 W. 9th Street, 3rd Floor
Kansas City, MO 64105

ADMINISTRATOR & CUSTODIAN
State Street Bank and Trust Company

COUNSEL
Paul, Hastings, Janofsky & Walker LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP
Investment Company File No. 811-3931

This report is not authorized for distribution to prospective investors unless accompanied by a current prospectus.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CF 2QTR 0605

[LOGO]
CLIPPER
FUND(SM)


Item 2.  Code of Ethics.

Not required.

Item 3.  Audit Committee Financial Expert.

Not required.

Item 4.  Principal Accountant Fees and Services.

Not required.

Item 5.  Audit Committee of Listed Registrants.

Not applicable.

Item 6. Schedule of Investments.

Schedule of Investments is included as a part of the report to shareholders filed under Item 1 of this Form N-CSR.

Item 7. Disclosure of Proxy Voting Policies and Procedures for Closed-End
Investment Companies.

Not applicable.

Item 8. Portfolio Managers of Closed-End Investment Companies.

Not applicable.

Item 9. Purchases of Equity Securities by Closed-End Management Investment
Company and Affiliated Purchasers.

Not applicable.

Item 10. Submission of Matters to a Vote of Security Holders.

There were no material changes to the procedures by which shareholders may recommend nominees to the Fund's Board of Directors.

Item 11. Controls and Procedures.

a) The Fund's principal executive officer and principal financial officer have evaluated the Fund's disclosure controls and procedures (as defined in Rule
30a-2(c) under the Investment Company Act of 1940, as amended (the "Act")) as of a date within 90 days of the filing date of the report that includes the disclosure required by this paragraph, and concluded that such disclosure controls and procedures are effective.

(b) There have been no changes in the Fund's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) that occurred during the second fiscal quarter of the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Fund's internal control over financial reporting.


Item 12. Exhibits.

(a)(1) Not applicable.

(a)(2) The certifications required by Rule 30a-2(a) of the 1940 Act are attached hereto.

(a)(3) Not applicable.

(b)    The certifications required by Rule 30a-2(b) of the 1940 Act and Section
       906 of the Sarbanes-Oxley Act of 2002 are attached hereto.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the
Investment Company Act of 1940, the Fund has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLIPPER FUND, INC.

By: /s/ James H. Gipson
    ------------------------------------------
    James H. Gipson, Chairman & President

Date: September 2, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934 and the
Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the Fund and in the capacities and on the dates indicated.

By: /s/ James H. Gipson
    -----------------------------------------
    James H. Gipson, Chairman & President

Date:  September 2, 2005

By: /s/ Michael Kromm
    -----------------------------------------
    Michael Kromm, Secretary & Treasurer

Date:  September 2, 2005
</TEXT>
</DOCUMENT>